Filed Pursuant to Rule 424(b)(3)
Registration No: 333-146959

STRATEGIC STORAGE TRUST, INC.

SUPPLEMENT NO. 8 DATED DECEMBER 22, 2008

TO THE PROSPECTUS DATED MARCH 17, 2008

This document supplements, and should be read in conjunction with, the prospectus of Strategic Storage Trust, Inc. dated March 17, 2008, as supplemented and amended by Supplement No. 4 dated August 15, 2008 and Supplement No. 6 dated November 14, 2008. This supplement amends and supersedes Supplement No. 7 dated December 16, 2008. Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the prospectus.

The purpose of this supplement is to disclose:

•	an update on the status of our offering;

•	the closing of the acquisition of a self storage facility in Manassas, Virginia;

•	the first quarter of 2009 distribution declaration; and

•	financial statements and pro forma financial information with respect to the Company’s acquisition of the Biloxi Property and the Gulf Breeze Property.

Status of Our Offering

We commenced the initial public offering of shares of our common stock on March 17, 2008. Through December 19, 2008, we have received aggregate gross offering proceeds of approximately $18.71 million from the sale of approximately 1.88 million shares in our initial public offering. The initial public offering will not last beyond March 17, 2010 (two years after the date of the prospectus). We also reserve the right to terminate the initial public offering at any time.

Closing of Acquisition of a Self Storage Facility in Manassas, Virginia

On December 19, 2008, we through a wholly-owned subsidiary of Strategic Storage Operating Partnership, L.P., our operating partnership, closed on the purchase of a self storage facility located in Manassas, Virginia (the “Manassas Property”) from Godwin Stor-It, LLC, an unaffiliated third party. The purchase price for the Manassas Property was $4,700,000 plus closing costs and acquisition fees. We paid cash for the entire purchase price and paid our advisor $117,500 in acquisition fees in connection with this acquisition.

The Manassas Property is a 500-unit self storage facility that consists of five two-level storage buildings that sit on approximately 2.3 acres and contain approximately 49,900 rentable square feet of self storage space, located at 10490 Colonel Court, Manassas, Virginia, close to a major traffic intersection of State Highways 28 and 234, approximately 27 miles southwest of Washington, D.C. The Manassas Property was constructed in 1996, with an additional building expansion in 2000. The Manassas Property is located on the western side of Manassas, in the Interstate 66 corridor of western Prince William County, in Northern Virginia.

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Prince William County has a population of approximately 359,000 and its future population growth rate is expected to be 4% annually. The local economy, fueled by federal government employment, has been creating or importing jobs faster than any other large county in the nation. In 2006, the area experienced an employment gain of 8% percent. As of September 2008, the unemployment rate in Northern Virginia is 3.2%, compared to 6.7% nationally. The Manassas Property is also less than a mile from the Prince William Technology Park, a 1,500-acre business and technology park targeting biotechnology, life sciences, and supporting industries.

Information contained in the paragraph above was primarily obtained from the appraisal of the Manassas Property. Although we believe this independent source is reliable as of its date of issuance, the information contained therein has not been independently verified and we cannot ensure the accuracy or completeness of this information. As a result, you should be aware that the market and demographic data contained herein, and beliefs and estimates based on such data, may not be reliable.

First Quarter of 2009 Distribution Declaration

On December 16, 2008, our board of directors declared distributions for the first quarter of 2009 in the amount of $0.00191781 per day per share on the outstanding shares of common stock (equivalent to an annual distribution rate of 7% assuming the share was purchased for $10) payable to stockholders of record of such shares as shown on our books at the close of business on each day during the period, commencing on January 1, 2009 and continuing on each day thereafter through and including March 31, 2009. Such distributions payable to each stockholder of record during a month will be paid on such date of the following month as our President may determine. At this time, we intend to fund all of our distributions for the first quarter of 2009 from proceeds raised in this offering and operating revenues generated from our acquisitions, as well as any future investments made during the first quarter of 2009.

Audited Financial Statements Reflecting the Acquisition of the Biloxi Property and the Gulf Breeze Property

As previously disclosed in Supplement No. 6, on September 25, 2008, we closed the acquisition of self storage facilities located in Biloxi, Mississippi (Biloxi Property) and Gulf Breeze, Florida (Gulf Breeze Property), from U-Store It, L.P. for a total purchase price of $10,760,000 plus closing costs and acquisition fees. As part of this supplement, we have included the following financial statements and pro forma financial information related to this acquisition.

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INDEPENDENT AUDITORS’ REPORT

To the Board of Directors and Stockholders

Strategic Storage Trust, Inc.

Ladera Ranch, California

We have audited the accompanying combined statement of revenues and certain operating expenses (the “Historical Summary”) of the two properties located at McClure Drive, Gulf Breeze, Florida and Pass Road, Biloxi, Mississippi acquired from U-Store-It, Inc. (the “Gulf Breeze and Biloxi Properties”) for the year ended December 31, 2007. The Historical Summary is the responsibility of the Gulf Breeze and Biloxi Properties’ management. Our responsibility is to express an opinion on the Historical Summary based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the Historical Summary is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the Historical Summary. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall Historical Summary presentation. We believe that our audit provides a reasonable basis for our opinion.

The accompanying Historical Summary was prepared for purpose of complying with the rules and regulations of the Securities and Exchange Commission (for inclusion in Form 8-K/A and in the registration statement on Form S-11 of Strategic Storage Trust, Inc.) as described in Note 1 and is not intended to be a complete presentation of the Gulf Breeze and Biloxi Properties revenues and expenses.

In our opinion, the Historical Summary referred to above present fairly, in all material respects, the combined revenues and certain operating expenses described in Note 1 of the Gulf Breeze and Biloxi Properties for the year ended December 31, 2007, in conformity with accounting principles generally accepted in the United States of America.

/S/ REZNICK GROUP, P.C.

Baltimore, Maryland

December 1, 2008

GULF BREEZE AND BILOXI PROPERTIES

COMBINED STATEMENT OF REVENUES AND CERTAIN OPERATING EXPENSES

Year Ended December 31, 2007

Revenues:
Net rental revenue	$1,209,104
Other operating income	66,879

Total revenues		$1,275,983

Certain operating expenses:

Property operating expenses	142,359
Salaries and related expense	140,143
Marketing expense	11,306
Real estate taxes	77,899
Property insurance	31,485
General and administrative	24,201

Total certain operating expenses		427,393

Revenues in excess of certain operating expenses		$848,590

See notes to combined statement of revenues and certain operating expenses.

GULF BREEZE AND BILOXI PROPERTIES

NOTES TO COMBINED STATEMENT OF REVENUES

AND CERTAIN OPERATING EXPENSES

Year Ended December 31, 2007

Note 1. Organization and Basis of Presentation

The accompanying combined statement of revenues and certain operating expenses includes the combined revenues and certain operating expenses of two properties located at McClure Drive, Gulf Breeze Florida and Pass Road, Biloxi, Mississippi acquired from U-Store-It, Inc. (the “Gulf Breeze and Biloxi Properties”). Strategic Storage Trust, Inc. (the “Company”) acquired the Gulf Breeze and Biloxi Properties on September 25, 2008 for a total purchase price of $10.76 million, plus closing costs and acquisition fees. On the date of acquisition, the Biloxi and Gulf Breeze Properties contained 596 storage units and 705 storage units, respectively.

The accompanying combined statement of revenues and certain operating expenses (the “Historical Summary”) was prepared for the purpose of complying with Rule 3-14 of Regulation S-X of the Securities and Exchange Commission for the acquisition of real estate properties. The combined statement of revenues and certain operating expenses is not representative of the actual operations of the Gulf Breeze and Biloxi Properties for the period presented, because certain operating expenses that may not be comparable to the expenses to be incurred in the proposed future operations of the Gulf Breeze and Biloxi Properties have been excluded. Expenses excluded generally consist of management fees, interest and debt related costs, depreciation and amortization expense, interest income, income taxes and certain other allocated corporate expenses not directly related to the operations of the Gulf Breeze and Biloxi Properties. Therefore the combined statement of revenues and certain operating expenses may not be comparable to a combined statement of operations for the Gulf Breeze and Biloxi Properties after their acquisition by the Company. Except as noted above, the management of the Gulf Breeze and Biloxi Properties is not aware of any material factors relating to the Gulf Breeze and Biloxi Properties for the year ended December 31, 2007, that would cause the reported combined financial information not to be indicative of future operating results.

Note 2. Summary of Significant Accounting Policies

Basis of Accounting

The combined statement of revenues and certain operating expenses has been prepared using the accrual method of accounting on the basis of presentation described in Note 1. As such, revenue is recorded when earned and expenses are recognized when incurred.

Revenue Recognition

Rental revenue is recognized when due over the lease terms, which are generally month-to-month leases. Other operating income, consisting primarily of late fees and ancillary revenue, is recognized when earned.

GULF BREEZE AND BILOXI PROPERTIES

NOTES TO COMBINED STATEMENT OF REVENUES

AND CERTAIN OPERATING EXPENSES - CONTINUED

Year Ended December 31, 2007

Property Operations

Property operating expenses represent the direct expenses of operating the Gulf Breeze and Biloxi Properties and consist primarily of common area maintenance, utilities, real estate taxes, insurance, general and administrative and other operating expenses that are expected to continue in the ongoing operation of the Gulf Breeze and Biloxi Properties.

Use of Estimates

The preparation of the Historical Summary in accordance with accounting principles generally accepted in the United States of America requires management of the Gulf Breeze and Biloxi Properties to make certain estimates and assumptions that affect the reported amounts of revenues and certain operating expenses during the reporting period. Actual results could differ from those estimates.

STRATEGIC STORAGE TRUST, INC.

UNAUDITED PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS

Nine Months Ended September 30, 2008

The following unaudited pro forma consolidated statement of operations is based on the historical consolidated statement of operations of Strategic Storage Trust, Inc., a Maryland corporation (the “Company”), and the historical statement of operations of two self storage facilities purchased from U-Store-It, L.P. on September 25, 2008 and the related indebtedness incurred on this transaction. The unaudited pro forma consolidated statement of operations for the nine months ended September 30, 2008, gives effect to these acquisitions as if they were completed as of January 1, 2008.

The information included in the “Strategic Storage Trust, Inc. Historical” column of the unaudited pro forma consolidated statement of operations for the nine months ended September 30, 2008 sets forth the Company’s historical consolidated statement of operations which are derived from the Company’s unaudited consolidated financials statements included in the Company’s Quarterly Report on Form 10-Q filed with the SEC for the period ended September 30, 2008 (“Third Quarter Form 10-Q”).

The unaudited pro forma adjustments are based on available information and certain assumptions that the Company believes are reasonable and factually supportable. These unaudited pro forma financial statements do not purport to represent what the actual results of operations of the Company would have been assuming such transactions had been completed as set forth above nor does it purport to represent the results of operations of the Company for future periods.

Unaudited pro forma financial information for 2007 was not presented because the Company did not have any substantive operations until 2008. The Company did not present an unaudited pro forma balance sheet because the acquisition has been reflected in the Company’s Third Quarter Form 10-Q.

You should read the unaudited pro forma consolidated financial statements set forth below in conjunction with the unaudited consolidated financial statements and related notes of the Company included in the SEC filing discussed above.

STRATEGIC STORAGE TRUST, INC.

UNAUDITED PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS

Nine Months Ended September 30, 2008

	Strategic Storage Trust, Inc. Historical Note 1	Completed Facility Acquisitions Note 2	Pro Forma Adjustments Note 3		Strategic Storage Trust, Inc. Pro Forma
Revenues:
Self storage rental income	$21,383	$931,611	$—		$952,994
Ancillary operating income	692	10,465	—		11,157

Total revenues	22,075	942,076	—		964,151

Operating expenses:
Property operating expenses	9,446	344,233	87,512	(1)	441,191
General and administrative	810,188	—	—		810,188
Depreciation	18,819	298,069	(85,948	) (2)	230,940

Total operating expenses	838,453	642,302	1,564		1,482,319

Operating income (loss)	(816,378)	299,774	(1,564)		(518,168)

Other income (expense):
Interest expense	(8,667)	—	(251,333	) (3)	(260,000)
Deferred financing amortization expense	(5,527)	—	(160,273	) (4)	(165,800)
Interest income	19,124	—	—		19,124
Other financing costs	(48,490)	—	—		(48,490)
Other	(10,529)	—	—		(10,529)

Income (loss) before minority interest in loss of subsidiary	(870,467)	299,774	(413,170)		(983,863)
Minority interest in loss of subsidiary	82,051	—	159,184	(5)	241,235

Net income (loss)	$(788,416)	$299,774	$(253,986)		$(742,628)

Net loss per share - basic and diluted	$(3.04)				$(2.87)

Weighted average shares outstanding	259,001

See notes to unaudited pro forma consolidated statement of operations.

STRATEGIC STORAGE TRUST, INC.

NOTES TO UNAUDITED PRO FORMA

CONSOLIDATED STATEMENT OF OPERATIONS

Nine Months Ended September 30, 2008

Note 1. Acquisitions

On September 25, 2008, the Company through two wholly-owned subsidiaries of Strategic Storage Operating Partnership, L.P. (the “Operating Partnership”) closed on the purchase of self storage facilities located in Biloxi, Mississippi (the “Biloxi Property”) and Gulf Breeze, Florida (the “Gulf Breeze Property”) from an unaffiliated third party for a purchase price of $10,760,000 exclusive of closing costs and acquisition fees.

The Biloxi Property is a 596-unit self storage facility that sits on approximately 5.9 acres and contains approximately 66,600 rentable square feet of self storage space. The Gulf Breeze Property is a 705-unit self storage facility that sits on approximately 3.0 acres and contains approximately 80,000 rentable square feet of self storage space.

On September 25, 2008, in connection with the acquisition of the Biloxi Property and the Gulf Breeze Property, the Company entered into a $4 million secured promissory note with Spectrum Realty Mezzanine Fund I, LLC (the “Spectrum Promissory Note”).

The Spectrum Promissory Note matures on March 25, 2009, with the entire principal balance and all accrued interest coming due on such date, subject to three one-month extensions upon mutual consent for an additional fee. The Spectrum Promissory Note bears a fixed interest rate of 13.0%, and the Company paid a loan fee in the amount of 3.0% of the funded loan amount at the loan closing. The Spectrum Promissory Note provides for interest-only payments payable monthly. The Company may repay all or a portion (in at least $500,000 increments) of the Spectrum Promissory Note without penalty, at any time, upon 15 days written notice. The Spectrum Promissory Note is secured by a deed of trust on the Company’s interest in the Biloxi Property, a mortgage on the Company’s interest in the Gulf Breeze Property and certain of the assets of the borrowing entities. In addition, the Company and the Operating Partnership both executed a guaranty in favor of the lender guaranteeing the payment of the Spectrum Promissory Note.

Note 2. Statement of Operations – Completed Facility Acquisitions

This acquisition was completed on September 25, 2008. Therefore, these amounts reflect the historical unaudited operating results of the two self-storage facilities, excluding the results of operations for these facilities that are already included in the Company’s historical results of operations for the nine months ended September 30, 2008.

Note 3. Statement of Operations – Pro Forma Adjustments

(1)	Adjustment reflects the additional fees the Company’s advisor or its affiliates are entitled to pursuant to the Company’s advisory agreement and property management agreement as compared to historical amounts. The Company’s advisor is paid an asset management fee of one-twelfth on one-percent of average invested assets calculated on a monthly basis. The Company’s property manager is paid a monthly fee of 6% of gross revenues received from the Company’s properties.

(2)	Adjustment reflects the change in depreciation expense resulting from the properties acquired on September 25, 2008. Such deprecation expense was based on a preliminary purchase price allocation of $2,463,000 to land and $8,677,000 to building. Depreciation expense on the purchase price allocated to building is recognized using the straight-line method over a 30 year life. The purchase price allocation, and therefore depreciation expense, is preliminary and is subject to change.

STRATEGIC STORAGE TRUST, INC.

NOTES TO UNAUDITED PRO FORMA

CONSOLIDATED STATEMENT OF OPERATIONS

Nine Months Ended September 30, 2008

(3)	Adjustment reflects the additional interest expense on the $4 million of indebtedness incurred on the acquisitions. Such indebtedness bears interest at 13% and has a six month term.

(4)	Adjustment represents the additional amortization of the deferred financing costs related to the indebtedness incurred on the acquisition. Such deferred financing costs totaled $165,800 and were amortized over the six month term of the indebtedness.

(5)	Minority interest is adjusted based on the additional pro forma earnings. Such adjustment was based upon a monthly calculation of pro forma net income and shares outstanding.